Interpool To Commence Cash Dividends On Common Stock

PRINCETON, N.J., June 13, 1996 -- Interpool Inc. (NYSE: IPX), which leases intermodal dry cargo containers and container chassis, today announced that it intends to pay a cash dividend of 5 cents per share on July 15, 1996 to all holders of its common stock. The cash dividend will be payable to common stockholders of record on July 1, 1996.

Interpool stated that the aggregate amount of this dividend is expected to be approximately $865,000.00. The amount of the dividend is based upon Interpool's anticipated earnings for the second quarter ending June 30, 1996.

Interpool, originally founded in 1968, is one of the world's leading lessors of intermodal dry cargo containers and is the second largest lessor of intermodal container chassis in the United States. In addition to Interpool's 260,000 TEU container fleet, its chassis fleet has approximately 54,000 c hassis. Interpool leases its containers and chassis to over 200 customers, including nearly all of the world's 25 largest international container shipping lines.

    CONTACT:  Interpool Inc.
              Raoul J. Witteveen, 212/986-3388